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                                                               Exhibit 99.(a)(7)


                           Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock
         (Together with the Associated Preferred Stock Purchase Rights)
                                       of

                        Sodexho Marriott Services, Inc.
                                       at
                              $32.00 Net Per Share
                                       by
                             SMS Acquisition Corp.
                          a wholly-owned subsidiary of
                             Sodexho Alliance, S.A.

                                                             May 17, 2001

To holders of stock certificates issued by Marriott International, Inc. prior to March 27, 1998:

   We are sending this letter to you in your capacity as a stockholder of Sodexho Marriott Services, Inc. ("SMS"). As more fully described in the enclosed documents, we are making an offer to purchase all of the outstanding shares of SMS for $32.00 per share in cash, without interest (the "Offer").

   Before March 27, 1998, SMS was called "Marriott International, Inc." (We refer to this old name as "Old Marriott"). On March 27, 1998, Old Marriott changed its name to "Sodexho Marriott Services, Inc." and each share of Old Marriott common stock became subject to a one-for-four reverse stock split. Because of the reverse stock split, every four shares of Old Marriott common stock held on March 27, 1998 were combined into one share of SMS stock. In 1998, Old Marriott asked its stockholders to exchange their Old Marriott stock certificates for SMS stock certificates which reflect the company's new name and the reverse stock split. SMS's records indicate that you have not yet exchanged your certificates.

   If you still hold Old Marriott stock certificates, you may participate in the Offer by: (1) submitting your Old Marriott stock certificate(s) pursuant to the Offer; and (2) completing the enclosed Letter of Transmittal along with any other required documents as specified in the enclosed materials. Old Marriott stock certificates are easy to identify--they were issued prior to March 27, 1998, they bear the name "Marriott International, Inc." and they have a red border surrounding the certificate.

   Old Marriott certificates that are properly tendered to EquiServe Trust Company, N.A., as depositary (the "Depositary"), pursuant to the Offer will be forwarded to SMS's transfer agent following completion of the Offer. SMS's transfer agent, in turn, will forward certificates representing SMS shares to the Depositary, who will pay the $32.00 per share offered by us. For example, if you hold a certificate for 100 shares of Old Marriott, that certificate now represents 25 shares of SMS. So, you would receive $800 for the shares (that is, 25 shares multiplied by $32.00 per share).


   When completing the Letter of Transmittal, in the space requesting number of shares, please fill in the number of shares listed on your Old Marriott stock certificate, and the Depositary will make the proper exchange.


   While the Offer is fully explained in the enclosed materials, should you have any questions you may call MacKenzie Partners, Inc., the information agent for the Offer at (800) 322-2885 (Toll Free) or (212) 929-5500 (Call Collect).

                                          Very truly yours,

                                          SMS Acquisition Corp.